UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CLEVER LEAVES HOLDINGS INC.

(Name of Issuer)

Common shares without par value

(Title of Class of Securities)

186760104

(CUSIP Number)

David M. Kastin, Esq.

489 Fifth Avenue, 27th Floor

New York, New York 10017

(646) 880-4382

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Pamela L. Marcogliese, Esq.

Sebastian L. Fain, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

December 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 186760104	Page 1 of 10

1	Name of Reporting Person Kyle Detwiler
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations United States
Number of	7	Sole Voting Power 1,932,425
Shares Beneficially	8	Shared Voting Power 236,243
Owned by Each	9	Sole Dispositive Power 1,932,425
Reporting Person With	10	Shared Dispositive Power 236,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,168,668*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%**
14	Type of Reporting Person (See Instructions) HC - IN

*	Of the total amount of common shares without per share (“Common Shares”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), beneficially owned by Kyle Detwiler (“Kyle Detwiler” or “Mr. Detwiler”) as of December 18, 2020, (1) 1,924,783 Common Shares are owned directly, and (2) 236,243 Common Shares are owned indirectly through Silver Swan, LLC (“Silver Swan”). In addition, Mr. Detwiler has (1) options to acquire 2,967 Common Shares, which were exercisable as of December 18, 2020, and (2) options to acquire 18,703 Common Shares, of which 25% (options to acquire 4,675 Common Shares) were exercisable as of December 18, 2020, and the remaining options vest in three equal annual installments beginning on October 21, 2021.

**	Calculations of percentage ownership in this Schedule 13D are based upon a total of 24,805,621 Common Shares the Issuer outstanding as of December 18, 2020, upon the closing of the Business Combination (as defined below). The percentage ownership of Kyle Detwiler also takes into account 7,642 Common Shares issuable upon the exercise of the options to acquire Common Share owned by Mr. Detwiler, which are exercisable within 60 days. In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) governing beneficial ownership, the calculation of percentage ownership includes Common Shares that each of the Reporting Persons has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 186760104	Page 2 of 10

1	Name of Reporting Person Sliver Swan, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations Delaware
Number of	7	Sole Voting Power 0
Shares Beneficially	8	Shared Voting Power 236,243
Owned by Each	9	Sole Dispositive Power 0
Reporting Person With	10	Shared Dispositive Power 236,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 236,243
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 186760104	Page 3 of 10

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is Common Shares without par value of Clever Leaves Holdings Inc. The principal executive office of the Issuer is located at 489 Fifth Avenue, 27th Floor, New York, New York 10017.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by (1) Kyle Detwiler, the Chief Executive Officer and a member of the board of directors (the “Board”) of the Issuer, and (2) Silver Swan, LLC, a Delaware limited liability company, which is controlled by Mr. Detwiler (together, the “Reporting Persons”).

(b) The address and principal office of Kyle Detwiler is 489 Fifth Avenue, 27th Floor, New York, New York 10017. The address and principal office of Silver Swan is 87 Vista Bluffs, Destin, Florida 32541.

(c) Kyle Detwiler serves as the Chief Executive Officer and a member of the Board and of the Issuer. The principal executive office of the Issuer is located at 489 Fifth Avenue, 27th Floor, New York, New York 10017. The principal business of Silver Swan is investment. Mr. Detwiler is the sole managing member of Silver Swan.

(d)  During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, none the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Kyle Detwiler is a citizen of the United States. Silver Swan is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Shares were received by the Reporting Persons in exchange for Class A common shares without par value of Clever Leaves International Inc., a corporation organized under the laws of British Columbia, Canada (“Clever Leaves”) (“Clever Leaves Common Shares”), based on the exchange ratio of 0.3288 (the “Exchange Ratio”) without any additional consideration in connection with the closing of the business combination (the “Business Combination”) between Clever Leaves and Schultze Special Purpose Acquisition Corp., a Delaware corporation (“SAMA”), contemplated by the amended and restated business combination agreement (as it may be amended, the “Business Combination Agreement”), dated as of November 9, 2020, by and among Clever Leaves, SAMA, the Issuer and Novel Merger Sub Inc., a Delaware corporation (“Merger Sub”).

As part of the Business Combination, each outstanding option to acquire Clever Leaves Common Shares was automatically converted into an option exercisable for Common Shares of the Issuer based on the Exchange Ratio in accordance with the Business Combination Agreement.

As part of the Business Combination, (1) Mr. Detwiler received (a) 1,924,783 Common Shares, (b) options to acquire 2,967 Common Share at the exercise price of $10 per Common Share, all of which were exercisable as of December 18, 2020, and (c) options to acquire 18,703 Common Share at the exercise price of $10 per Common Share, of which 25% are exercisable within 60 days, and (2) Silver Swan received 236,243 Common Shares.

The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference herein.

CUSIP No. 186760104	Page 4 of 10

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons became the beneficial owners of more than 5% of the outstanding Common Shares of the Issuer upon their receipt, as part of the Arrangement (as defined below), of the following securities:

●	1,924,783 Common Shares issued to Mr. Detwiler in exchange for his Clever Leaves Common Shares;

●	236,243 Common Shares issued to Silver Swan in exchange for its Clever Leaves Common Shares;

●	options to acquire 2,967 Common Shares received by Mr. Detwiler in exchange for his options exercisable for Clever Leaves Common Shares, all of which were exercisable as of December 18, 2020; and

●	options to acquire 18,703 Common Shares received by Mr. Detwiler in exchange for his options exercisable for Clever Leaves Common Shares, of which 25% were exercisable as of December 18, 2020, and the remaining options vest in three equal annual installments beginning on October 21, 2021.

From time to time, each of the Reporting Persons may acquire beneficial ownership of additional Common Shares, additional options and other equity awards, warrants or other securities convertible, exchangeable or exercisable for Common Shares by either (i) acquisition or purchase in the open market or in privately-negotiated transactions or otherwise or (ii) with respect to Mr. Detwiler, receipt from the Issuer of future compensatory equity incentive awards for which he qualifies, including, but not limited to, any stock option, share appreciation right, restricted share award, restricted share unit award, performance award, other share-based award or other cash-based award related to the Common Shares. In addition, from time to time, each of the Reporting Persons may determine, to the extent permitted by the lock-up arrangements (the “Lock-Up Arrangements”) set forth in the Plan of Arrangement and the Shareholder Support Agreement, dated as of July 25, 2020, by and among the Issuer, SAMA and certain former shareholders of Clever Leaves (the “Key Clever Leaves Shareholders”), including the Reporting Persons, (i) to dispose of all or a portion of the Common Shares (or securities exercisable for, exchangeable or convertible into Common Shares) which are beneficially owned by such Reporting Person and over which such Reporting Person has investment power in the open market or in privately-negotiated transactions or otherwise or (ii) to the extent permitted by law and the policies of the Issuer, to engage in hedging or pledging transactions with respect to the Common Shares or other securities of the Issuer. Each of the Reporting Persons may sell, purchase, hold, vote, trade, dispose of or otherwise deal in Common Shares and/or other equity, debt or other securities of the Issuer and/or its affiliates at times, and in such manner, as he or it deems advisable, to the extent permitted by the Lock-Up Arrangements and the transfer restrictions imposed by the instruments governing securities of the Issuer or by applicable law.

Except as set forth in this Schedule 13D, neither of the Reporting Persons has any current plans or proposals which relate to, or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

CUSIP No. 186760104	Page 5 of 10

(g) Changes in the Issuer’s memorandum of association, articles, bye-laws (or equivalent documents) or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his/its investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) above. Each of the Reporting Persons may at any time reconsider and change his/its plans or proposals relating to the foregoing.

In addition, in his roles as the Chief Executive Officer and a member of the Board of the Issuer, Mr. Detwiler has the ability directly or indirectly to influence the management and policies of the Issuer. In his capacity as the Chief Executive Officer and a member of the Board, Mr. Detwiler may from time to time discuss matters related to clauses (a) through (j) of Item 4 of Schedule 13D with members of management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors and may take actions with respect to such matters in his capacity as the Chief Executive Officer and a member of the Board of the Issuer.

The information set forth in Items 5 and 6 of this Schedule 13D is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 18, 2020, upon the closing of the Business Combination, Mr. Detwiler may be deemed to beneficially own an aggregate of 2,168,668 Common Shares of the Issuer, representing approximately 8.7% of the outstanding Common Shares, and consisting of (i) 1,924,783 Common Shares directly owned by Mr. Detwiler, (2) 236,243 Common Shares directly owned by Silver Swan, which may be deemed beneficially owned by Mr. Detwiler, (3) options to acquire 2,967 Common Shares, all of which were exercisable as of December 18, 2020, and (4) options acquire 4,675 Common Shares, which were exercisable as of December 18, 2020. This amount does not include the options to acquire 14,028 Common Shares owned by Mr. Detwiler, which vest in three equal annual installments beginning on October 21, 2021 and are not exercisable within 60 days.

As of As of December 18, 2020, upon the closing of the Business Combination, Silver Swan was the record owner of  236,243 Common Shares and may be deemed to beneficially own an aggregate of 236,243 Common Shares, representing approximately 1.0% of the outstanding Common Shares of the Issuer.

(b) As of December 18, 2020, Mr. Detwiler has:

●	sole power to vote or direct the vote of 1,932,425 Common Shares;

●	shared power to vote or direct the vote of 236,243 Common Shares;

●	sole power to dispose or direct the disposition of 1,932,425 Common Shares; and

●	shared power to dispose or direct the disposition of 236,243 Common Shares.

As of December 18, 2020, Silver Swan has:

●	sole power to vote or direct the vote of 0 Common Shares;

●	shared power to vote or direct the vote of 236,243 Common Shares;

●	sole power to dispose or direct the disposition of 0 Common Shares; and

●	shared power to dispose or direct the disposition of 236,243 Common Shares.

CUSIP No. 186760104	Page 6 of 10

(c) Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Common Shares of the Issuer were effected by the Reporting Persons during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between each the Reporting Persons and any other persons with respect to any securities of the Issuer.

Business Combination Agreement

As described in Item 3 above, on November 9, 2020, the Issuer entered into the Business Combination Agreement with Clever Leaves, SAMA and Merger Sub, pursuant to which each of the following transactions occurred in the following order:

●	pursuant to a court-approved Canadian plan of arrangement (the “Plan of Arrangement” and the arrangement pursuant to such Plan of Arrangement, the “Arrangement”), at 11:59 p.m., Pacific time, on December 17, 2020 (2:59 a.m., Eastern time, on December 18, 2020) (a) all of the Clever Leaves shareholders exchanged their Clever Leaves Common shares for Common Shares and/or non-voting common shares of the Issuer without par value (“Non-Voting Common Shares”) (as determined in accordance with the Business Combination Agreement) and (b) certain Clever Leaves shareholders received approximately $3.1 million in cash in the aggregate (the “Cash Arrangement Consideration”), such that, immediately following the Arrangement, Clever Leaves became a direct wholly-owned subsidiary of the Issuer;

●	at 12:01 a.m., Pacific time (3:01 a.m. Eastern time), on December 18, 2020, Merger Sub merged with and into SAMA, with SAMA surviving such merger as a direct wholly-owned subsidiary of the Issuer (the “Merger”) and, as a result of the Merger, all of the shares of SAMA common stock were converted into the right to receive Common Shares as set forth in the Business Combination Agreement;

●	immediately following the consummation of the Merger, the Issuer contributed 100% of the issued and outstanding capital stock of SAMA (as the surviving corporation of the Merger) to Clever Leaves, such that, SAMA became a direct wholly-owned subsidiary of Clever Leaves; and

●	immediately following the contribution of SAMA to Clever Leaves, Clever Leaves contributed 100% of the issued and outstanding shares of NS US Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Clever Leaves, to SAMA.

Upon the closing of the Merger, SAMA changed its name to Clever Leaves US, Inc.

CUSIP No. 186760104	Page 7 of 10

Plan of Arrangement

As part of the Business Combination, immediately prior to the Merger, the Issuer and Clever Leaves completed the Arrangement pursuant to the Plan of Arrangement in accordance with Part 9, Division 5 of the Business Corporations Act (British Columbia). As part of the Arrangement, among other things: (i) each holder of Class C preferred shares and Class D preferred shares of Clever Leaves had such shares converted into Clever Leaves Common Shares in accordance with the applicable exchange ratios, (ii) certain Clever Leaves Common Shares were purchased by the Issuer from their holders for Cash Arrangement Consideration in accordance with the Business Combination Agreement, (iii) the remaining Clever Leaves Common Shares were exchanged for Common Shares and/or Non-Voting Common Shares of the Issuer, (iv) one Common Share held by Clever Leaves prior to the Arrangement was cancelled for no consideration; (v) Clever Leaves amended and restated its notice of articles and articles, and (vi) the existing shareholders’ agreement and investor rights agreement of Clever Leaves were terminated. Upon completion of the Arrangement, Clever Leaves became a wholly owned direct subsidiary of the Issuer.

On December 11, 2020, shareholders of Clever Leaves approved the Arrangement in accordance with the thresholds prescribed by the interim order obtained by Clever Leaves from the Supreme Court of British Columbia and applicable laws.

Pursuant to the Plan of Arrangement, the Common Shares and the Non-Voting Common Shares received by the Clever Leaves shareholders in connection with the Business Combination, including 1,924,783 Common Shares directly owned by Mr. Detwiler and 236,243 Common Shares directly owned by Silver Swan, are subject to certain lock-up arrangements commencing on November 27, 2020, the effective date of the Issuer’s registration statement on Form S-4 (the “Effective Date”), and ending one year following the closing date of the Business Combination (the “Closing Date”), with such restriction on sales and transfers to terminate early if following the 180th day after the Closing Date, the closing trading price of the Common Shares equals or is greater than $12.50 for any 20 out of any 30 consecutive trading days.

The foregoing description of the Business Combination Agreement and the Plan of Arrangement included therein is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is included as Exhibit 2.1 hereto and is incorporated herein by reference.

Shareholders Support Agreement

In connection with the execution of the Business Combination Agreement, the Issuer, SAMA and the Key Clever Leaves Shareholders, including the Reporting Persons, entered into the Shareholder Support Agreements, pursuant to which among other things, the Key Clever Leaves Shareholders agreed to vote their Clever Leaves shares in favor of the Business Combination Agreement, the Plan of Arrangement, the Arrangement, the resolutions of Clever Leaves to approve the Plan of Arrangement and Arrangement and related transactions. Additionally, pursuant to the Shareholder Support Agreements, the Common Shares received by the Key Clever Leaves Shareholders, including the Reporting Persons, in connection with the Business Combination are subject to certain lock-up arrangements commencing on the Effective Date and ending one year following the Closing Date, with such restriction on sales and transfers to terminate early if, following the 180th day after the Closing Date, the closing trading price of the Common Shares equals or is greater than $12.50 for any 20 out of any 30 consecutive trading days.

The foregoing description of the Shareholder Support Agreements is qualified in its entirety by reference to the form the Shareholder Support Agreement, a copy of which is included as Exhibit 10.1 hereto and is incorporated herein by reference.

Northern Swan Holdings, Inc. 2018 Omnibus Incentive Compensation Plan

On October 21, 2019, during his employment with Clever Leaves, Mr. Detwiler received an option to purchase 56,883 Clever Leaves Common Shares at an exercise price of $8.79 per share (which was repriced to $3.29 immediately prior to the closing of the Business Combination) (the “2019 Option”). On July 14, 2020, Mr. Detwiler further received an option to purchase 9,025 Clever Leaves Common Shares at an exercise price of $5.54 per share (which was repriced to $3.29 immediately prior to the closing of the Business Combination) (the “2020 Option”). The grants of the options were made pursuant to the Northern Swan Holdings, Inc. 2018 Omnibus Incentive Compensation Plan (the “2018 Plan”). As a result of the Business Combination, these awards have been assumed by the Issuer, although they are still subject to the terms of the original award agreements. The 2019 Option has been converted into an option to purchase 18,703 Common Shares at an exercise price of $10.00. The 2020 Option has been converted into an option to purchase 2,967 Common Shares at an exercise price of $10.00.

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The 2019 Option vests as follows: 25% of the award vests on each of the first four anniversaries of the grant date of October 21, 2019, subject to Mr. Detwiler’s continuous service through the applicable vesting dates; provided that the award will fully accelerate in vesting in the event of a termination Mr. Detwiler’s employment without “Cause” (as defined in the 2018 Plan) within one year following the closing of a “Change in Control” (as defined in the 2018 Plan). The consummation of the Business Combination did not constitute a Change in Control under the 2018 Plan. Such stock options expire on October 21, 2024.

The 2020 Option fully vested on October 17, 2020 and expires on April 17, 2025.

The foregoing description of the 2018 Plan, the 2019 Option and the 2020 Option is qualified in its entirety by reference to the 2018 Plan and a form of the option agreement under the 2018 Plan, copies of which are included as Exhibits 10.3 – 10.6 hereto and are incorporated herein by reference.

Employment Agreement

In connection with the consummation of the Business Combination, the Issuer and Mr. Detwiler entered into the employment agreement (the “Employment Agreement”) effective as of December 18, 2020. The Employment Agreement, as amended and restated, superseded and replaced the employment agreement between Clever Leaves and Mr. Detwiler entered into in August 2017. The term of the Employment Agreement is through the second anniversary of the consummation of the Business Combination and is subject to automatic renewal for successive one-year periods thereafter, unless either the Issuer or Mr. Detwiler provides three months’ notice of non-renewal. Pursuant to the Employment Agreement, Mr. Detwiler’s annual base salary and annual target bonus are $150,000 and 60% of base salary, respectively; provided that, base salary for purposes of any severance determination will instead be deemed to be the greater of $250,000 or any greater base salary rate in effect on Mr. Detwiler’s date of termination. The Employment Agreement also provides for an award of 200,000 restricted share units under the 2020 Incentive Award Plan of the Issuer (the “2020 Plan”), subject to the terms and conditions set forth in the 2020 Plan and an award agreement thereunder, with such restricted share units eligible to vest in equal installments on each of the first two anniversaries of the consummation of the Business Combination, contingent upon Mr. Detwiler’s continued service through the applicable vesting date. Pursuant to the Employment Agreement, the Issuer will pay Mr. Detwiler $46,027 in respect of certain previously forfeited compensation in January 2021, subject to Mr. Detwiler’s continuous employment through such date.

Upon a termination of employment by the Issuer without Cause (as defined in the Employment Agreement), by Mr. Detwiler for Good Reason (as defined in the Employment Agreement) or due to a non-renewal of the term by the Issuer, in each case occurring at any time prior to a Change of Control (as defined in the Employment Agreement) or following the 24-month anniversary of the occurrence of a Change of Control, Mr. Detwiler will receive (i) any accrued but unpaid annual bonus for any year prior to the year in which the termination date occurs, payable when such bonus would have otherwise been paid, (ii) a pro-rated annual bonus for the year in which the termination date occurs, payable when such bonus would have otherwise been paid, (iii) accelerated vesting in full of all of Mr. Detwiler’s outstanding equity and equity-based awards that are subject to time-vesting, (iv) pro-rated vesting of Mr. Detwiler’s outstanding equity and equity-based awards that are subject to performance-vesting (based on the portion of the performance period served), which will vest on the originally scheduled vesting dates based on actual performance during the performance period, (v) continued payment of Mr. Detwiler’s then current annual base salary for a period of 24 months following the termination date, in accordance with our payroll practices, and (vi) subsidized COBRA premiums for Mr. Detwiler and his spouse and dependents for the lesser of 24 months following the termination of employment and such shorter period that represents the maximum period allowable under law.

Upon a termination of employment by the Issuer without Cause, by Mr. Detwiler for Good Reason or due to a non-renewal of the term by the Issuer, in each case during the 24-month period following the occurrence of a Change of Control, Mr. Detwiler will receive (i) any accrued but unpaid annual bonus for any year prior to the year in which the termination date occurs, payable when such bonus would have otherwise been paid, (ii) a pro-rated annual bonus for the year in which the termination date occurs, payable when such bonus would have otherwise been paid, (iii) accelerated vesting in full of all of Mr. Detwiler’s outstanding equity and equity-based awards, (iv) a lump sum payment equal to 300% of Mr. Detwiler’s then current annual base salary, and (v) subsidized COBRA premiums for Mr. Detwiler and his spouse and dependents for the lesser of 36 months following the termination of employment and such shorter period that represents the maximum period allowable under law.

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Any severance payment to Mr. Detwiler is contingent upon the execution and non-revocation of a release of claims in favor of the Issuer.

Upon a termination of employment due to Mr. Detwiler’s death or disability, Mr. Detwiler (or his estate, as applicable) will receive (i) any accrued but unpaid annual bonus for any year prior to the year in which the termination date occurs, payable when such bonus would have otherwise been paid, and (ii) accelerated vesting in full of all of Mr. Detwiler’s outstanding equity and equity-based awards.

Mr. Detwiler is subject to a one-year post-termination noncompetition covenant with certain exceptions, as well as certain limitations on Mr. Detwiler’s outside activities, which the Board may determine represent a conflict of interest in the future.

The foregoing description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is included as Exhibit 10.2 hereto and is incorporated herein by reference.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
2.1 †	Amended and Restated Business Combination Agreement, dated November 9, 2020, by and among Schultze Special Purpose Acquisition Corp., Clever Leaves International Inc., Clever Leaves Holdings Inc. and Novel Merger Sub Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Schultze Special Purpose Acquisition Corp. with the SEC on November 9, 2020).
10.1	Form of Shareholder Support Agreement, dated July 25, 2020, by and among Schultze Special Purpose Acquisition Corp., Clever Leaves Holdings Inc. and certain of the shareholders of Clever Leaves International Inc. (incorporated by reference to Exhibit 10.1 of Schultze Special Purpose Acquisition Corp.’s Current Report on Form 8-K, filed with the SEC on July 29, 2020).
10.2	Amended and Restated Employment Agreement between Clever Leaves Holdings Inc. and Mr. Detwiler, dated as of December 22, 2020.
10.3	Northern Swan Holdings, Inc. 2018 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.31 to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-241707) filed with the SEC by Clever Leaves Holdings Inc. on September 11, 2020).
10.4	Amendment No. 1 to Northern Swan Holdings, Inc. 2018 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.32 to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-241707) filed with the SEC by Clever Leaves Holdings Inc. on September 11, 2020).
10.5	Amendment No. 2 to Northern Swan Holdings, Inc. 2018 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.33 to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-241707) filed with the SEC by Clever Leaves Holdings Inc. on September 11, 2020).
10.6	Form of Option Agreement under the Northern Swan Holdings, Inc. 2018 Omnibus Incentive Compensation Plan.
99.1	Joint Filing Agreement, dated as of December 27, 2020, by and among Kyle Detwiler and Silver Swan, LLC.
99.2	Power of Attorney of Kyle Detwiler, dated as of December 4, 2020.
99.3	Power of Attorney of Silver Swan, LLC, dated as of December 27, 2020.

†	Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer hereby agrees to furnish a copy of any omitted exhibits or schedules to the SEC upon request.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2020

Kyle Detwiler

By:	/s/ David M. Kastin
	Name:	David M. Kastin
	Title:	Attorney-in-fact

Silver Swan, LLC

By:	/s/ David M. Kastin
	Name:	David M. Kastin
	Title:	Attorney-in-fact